UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) Or 13(E)(1)

Of The Securities Exchange Act Of 1934

(Amendment No. 7)

REEDS JEWELERS, INC.

(Name of Subject Company (issuer))

Sparkle, LLC

Sparkle Acquisition, Inc.

Alan M. Zimmer

Herbert J. Zimmer

Jeffrey L. Zimmer

Arlene Z. Schreiber

Rose W. Zimmer

Bradley Trent Zimmer

Landon Garrett Zimmer

Andrew Michael Schreiber

Mark Harrison Schreiber

(Names of Filing Persons (Offeror and other Persons))

Common Stock, par value $.10 per Share

(Title of Class of Securities)

758341101

(CUSIP Number of Class of Securities)

Alan M. Zimmer

Sparkle, LLC

111 Princess Street, Wilmington, NC 28401

(910) 763-4669 Ext. 203

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons))

Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)

$2,635,668.60	$333.94

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding common shares of Reeds Jewelers, Inc., par value $.10 per share (the “Shares”), not beneficially owned by Sparkle, LLC, a North Carolina limited liability company (“Sparkle”) or its subsidiaries, at a purchase price of $2.05 per Share, net to the seller in cash. As of May 5, 2004, there were 1,285,692 Shares on a fully diluted basis (treating as outstanding all Shares underlying exercisable options) not beneficially owned by Sparkle or its affiliates.

(2)	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 issued by the Securities and Exchange Commission on January 26, 2004. Such fee equals .01267 percent of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31.94

Form or Registration No.: Amendment No. 2 to Schedule TO

Filing Party:	Sparkle, LLC, Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, Mark Harrison Schreiber

Date Filed: March 29, 2004

Amount Previously Paid: $45.77

Form or Registration No.: Amendment No. 1 to Schedule TO

Filing Party:	Sparkle, LLC, Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, Mark Harrison Schreiber

Date Filed: March 2, 2004

Amount Previously Paid: $256.23

Form or Registration No.: Schedule TO

Filing Party:	Sparkle, LLC, Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, Mark Harrison Schreiber

Date Filed: January 29, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No. 758341101

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Sparkle, LLC (20-0475219)

2	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 100 shares[1] 9 Sole Dispositive Power 0 10 Shared Dispositive Power 100 shares[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares [1]

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11) 100%[1]

14	Type of Reporting Person (See Instructions) OO

[1]	Includes 100 shares owned directly by Sparkle, LLC following the merger of Sparkle Acquisition, Inc. into Reeds Jewelers, Inc.

CUSIP No. 758341101

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Sparkle Acquisition, Inc. (20-0475194)[1]

2	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 0 9 Sole Dispositive Power 0 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) CO

[1]	Merged into Reeds Jewelers, Inc.

CUSIP No. 758341101

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Alan M. Zimmer

2	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 shares 8 Shared Voting Power 100 shares[1] 9 Sole Dispositive Power 0 shares 10 Shared Dispositive Power 100 shares[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares[1]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11) 100%[1]

14	Type of Reporting Person (See Instructions) IN

[1]	Includes 100 shares owned directly by Sparkle, LLC following the merger of Sparkle Acquisition, Inc. into Reeds Jewelers, Inc.

CUSIP No. 758341101

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Herbert J. Zimmer

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 shares 8 Shared Voting Power 100 shares[1] 9 Sole Dispositive Power 0 shares 10 Shared Dispositive Power 100 shares[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares[1]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)	☐

13	Percent of Class Represented by Amount in Row (11) 100%[1]

14	Type of Reporting Person (See instructions) IN

[1]	Includes 100 shares owned directly by Sparkle, LLC following the merger of Sparkle Acquisition, Inc. into Reeds Jewelers, Inc.

CUSIP No. 758341101

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Jeffrey L. Zimmer

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 shares 8 Shared Voting Power 100 shares[1] 9 Sole Dispositive Power 0 shares 10 Shared Dispositive Power 100 shares[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares[1]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11) 100%[1]

14	Type of Reporting Person (See Instructions) IN

[1]	Includes 100 shares owned directly by Sparkle, LLC following the merger of Sparkle Acquisition, Inc. into Reeds Jewelers, Inc.

CUSIP No. 758341101

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Arlene Z. Schreiber

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 shares 8 Shared Voting Power 100 shares[1] 9 Sole Dispositive Power 0 shares 10 Shared Dispositive Power 100 shares[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares[1]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11) 100%[1]

14	Type of Reporting Person (See Instructions) IN

[1]	Includes 100 shares owned directly by Sparkle, LLC following the merger of Sparkle Acquisition, Inc. into Reeds Jewelers, Inc.

CUSIP No. 758341101

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Rose W. Zimmer

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 100 shares[1] 9 Sole Dispositive Power 0 10 Shared Dispositive Power 100 shares[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares[1]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11) 100%[1]

14	Type of Reporting Person (See Instructions) IN

[1]	Includes 100 shares owned directly by Sparkle, LLC following the merger of Sparkle Acquisition, Inc. into Reeds Jewelers, Inc.

CUSIP No. 758341101

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Bradley Trent Zimmer

2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 100 shares[1] 9 Sole Dispositive Power 0 10 Shared Dispositive Power 100 shares[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares[1]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐

13	Percent of Class Represented by Amount in Row (11) 100%[1]

14	Type of Reporting Person (see instructions) IN

[1]	Includes 100 shares owned directly by Sparkle, LLC following the merger of Sparkle Acquisition, Inc. into Reeds Jewelers, Inc.

CUSIP No. 758341101

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Landon Garrett Zimmer

2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Source Of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United states

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 100 shares[1] 9 Sole Dispositive Power 0 10 Shared Dispositive Power 100 shares[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares[1]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11) 100%[1]

14	Type of Reporting Person (See Instructions) IN

[1]	Includes 100 shares owned directly by Sparkle, LLC following the merger of Sparkle Acquisition, Inc. into Reeds Jewelers, Inc.

CUSIP No. 758341101

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Andrew Michael Schreiber

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 100 shares[1] 9 Sole Dispositive Power 0 10 Shared Dispositive Power 100 shares[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares[1]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11) 100%[1]

14	Type of Reporting Person (See Instructions) IN

[1]	Includes 100 shares owned directly by Sparkle, LLC following the merger of Sparkle Acquisition, Inc. into Reeds Jewelers, Inc.

CUSIP No. 758341101

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Mark Harrison Schreiber

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 100 shares[1] 9 Sole Dispositive Power 0 10 Shared Dispositive Power 100 shares[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares[1]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11) 100%[1]

14	Type of Reporting Person (See Instructions) IN

[1]	Includes 100 shares owned directly by Sparkle, LLC following the merger of Sparkle Acquisition, Inc. into Reeds Jewelers, Inc.

This Amendment No. 7 to Schedule TO is the final amendment and supplement to the Tender Offer Statement, Rule 13e-3 Transaction Statement, and Schedule 13D/A filed under cover of Schedule TO initially filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2004 (the “Initial Schedule TO”), and as amended and supplemented by Amendment No. 1 to Schedule TO filed with the Commission on March 2, 2004, Amendment No. 2 to Schedule TO filed with the Commission on March 29, 2004, Amendment No. 3 to Schedule TO filed with the Commission on April 16, 2004, Amendment No. 4 to Schedule TO filed with the Commission on April 26, 2004, Amendment No. 5 to Schedule TO filed with the Commission on April 29, 2004, and Amendment No. 6 to Schedule TO filed with the Commission on May 7, 2004 (as so amended, the “Schedule TO”), by Sparkle, LLC, a North Carolina limited liability company (“Sparkle”), Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, Mark Harrison Schreiber, and Sparkle Acquisition, Inc., a North Carolina corporation (“Sparkle Acquisition”), in connection with the offer by Sparkle to purchase all of the outstanding shares of common stock, par value $.10 per share (the “Shares”), of Reeds Jewelers, Inc., a North Carolina corporation (“Reeds”), not owned by Sparkle or its subsidiaries, at a purchase price of $2.05 per Share, net to the seller in cash, to be followed by the short form merger of Sparkle Acquisition into Reeds in which shareholders of Reeds who did not tender their shares in the tender offer, and who do not exercise their dissenters’ rights under North Carolina law, had their Shares converted into the right to receive $2.05 per Share. The offer is set forth in the Supplement to the Offer to Purchase dated April 29, 2004 (the “Supplement”), a copy of which is attached hereto as Exhibit (a)(1)(xiv), the Offer to Purchase dated January 29, 2004 (the “Offer to Purchase”), and in the related revised Letter of Transmittal attached to Amendment No. 5 to Schedule TO as Exhibit (a)(1)(xv) (which, together with the Supplement and Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constituted the offer). Copies of the Offer to Purchase and the original Letter of Transmittal were attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Initial Schedule TO.

Items 1 – 3.

N/A

Item 4.	Terms of the Transaction

Item 4 is amended and supplemented by reference to the Press Release attached hereto as Exhibit (a)(i)(xxi).

Items 5 – 11.

N/A

Item 12.	Exhibits

Item 12 is amended and supplemented by adding the following:

EXHIBIT	DESCRIPTION

(a)(1)(xx)	Text of Press Release issued by Sparkle on May 27, 2004.

Item 13.	Information Required by Schedule 13E-3

Item 11.	Interest in Securities of the Subject Company

Item 11 is hereby amended and supplemented by reference to the Press Release attached hereto as Exhibit (a)(i)(xxi).

[THE REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

SIGNATURE

After due inquiry and to the best of his, her, or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2004	SPARKLE, LLC

By: /s/ ALAN M. ZIMMER
Name: Alan M. Zimmer
Title: Director

/s/ ALAN M. ZIMMER	/s/ HERBERT J. ZIMMER

Alan M. Zimmer	Herbert J. Zimmer

/s/ JEFFREY L. ZIMMER	/s/ ARLENE Z. SCHREIBER

Jeffrey L. Zimmer	Arlene Z. Schreiber

/s/ ROSE W. ZIMMER	/s/ LANDON GARRETT ZIMMER

Rose W. Zimmer	Landon Garrett Zimmer

/s/ BRADLEY TRENT ZIMMER	/s/ MARK HARRISON SCHREIBER

Bradley Trent Zimmer	Mark Harrison Schreiber

/s/ ANDREW MICHAEL SCHREIBER

Andrew Michael Schreiber

SPARKLE ACQUISITION, INC.

By: /s/ ALAN M. ZIMMER
Name: Alan M. Zimmer
Title: President

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(1)(xxi)	Text of Press Release issued by Sparkle on May 27, 2004.